Exhibit 99.112

NOTICE TO THE READER

The independent auditors’ reports associated with the audited consolidated financial statements for the years ended December 31, 2020 and 2019 have been revised and filed under the Company’s profile on www.sedar.com on April 13, 2021. The revised independent auditors’ reports clarify the assurance provided on the impact of Company’s change in accounting policy on the comparative figures. There were no changes to the audited consolidated financial statements other than the modifications to the independent auditors’ reports.

An emphasis of matter paragraph was added to the revised 2020 independent auditor’s report to clarify that the independent auditor also audited the change in accounting policy and its impact on the 2019 consolidated financial statements, which were audited by another auditor. The 2019 independent auditor’s report was modified to clarify that the predecessor independent auditor did not audit the impact of the change in accounting policy on the 2019 consolidated financial statements.

The revised 2020 and 2019 independent auditors’ reports in respect of the audited consolidated financial statements for the years ended December 31, 2020 and 2019 replace and supersede the previously filed 2020 and 2019 independent auditors’ reports.

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CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2020

- - - - - - - - - - - - - - - - - - -

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Independent auditor’s report

To the Shareholders of Bitfarms Ltd.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Bitfarms Ltd. and its subsidiaries (together, the Company) as at December 31, 2020 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statement of financial position as at December 31, 2020;

●	the consolidated statement of profit or loss and comprehensive income (loss) for the year then ended;

●	the consolidated statement of changes in equity for the year then ended;

●	the consolidated statement of cash flows for the year then ended; and

●	the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Emphasis of matter – Comparative information

We draw attention to note 3 to the consolidated financial statements, which explains that the company changed its accounting policy with respect to cryptocurrency mining and subsequent measurement of cryptocurrency on hand. Our opinion is not modified in respect of this matter.

PricewaterhouseCoopers LLP

PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5

T: +1 905 815 6300, F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

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The consolidated financial statements of the Company for the year ended December 31, 2019 prior to the change in accounting policy described in note 3 were audited by another auditor who expressed an unmodified opinion on those statements on April 29, 2020.

As part of our audit of the consolidated financial statements for the year ended December 31, 2020, we also audited the change in accounting policy and its impact on the comparative information presented. In our opinion, the change in accounting policy and its impact is appropriate and has been properly applied.

Other than with respect to the change in accounting policy that was applied to the comparative information, we were not engaged to audit, review or apply any procedures to the financial statements for the year ended December 31, 2019. Accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as whole.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis, which we obtained prior to the date of this auditor’s report and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report, which is expected to be made available to us after that date.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. When we read the information, other than the consolidated financial statements and our auditor’s report thereon, included in the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

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●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Neil Rostant.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario

March 24, 2021

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Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road, Building A,	Fax: +972-3-5622555
Tel-Aviv 6492102, Israel	ey.com

INDEPENDENT AUDITOR’S REPORT

To the shareholders of

Bitfarms Ltd.

Opinion

We have audited, before the effects of the retrospective application of the change in accounting policy described in Note 3, the consolidated financial statements of Bitfarms Ltd. and its subsidiaries (the Group), which comprise the consolidated statements of financial position as at December 31, 2019, and the consolidated statements of profit or loss and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (the 2019 consolidated financial statements before the effects of the change in accounting policy are not presented herein).

In our opinion, the 2019 consolidated financial statements, before the effects of the retrospective application of the change in accounting policy described in Note 3, present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the retrospective application of the change in accounting policy described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such change in accounting policy and its effects are appropriate and have been properly applied. The change in accounting policy and its effects were audited by PricewaterhouseCoopers LLP.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information included in The Group’s 2019 Management’s Discussion and Analysis

Other information consists of the information included in the 2019 Management’s Discussion and Analysis, other than the financial statements and our auditor’s report thereon. Management is responsible for the other information. The other information comprises:

●	Management’s discussion and analysis
●	The information, other than the (consolidated) financial statements and our auditor’s report thereon, in the Management’s discussion and analysis

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Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. We obtained the Management’s Discussion & Analysis prior to the date of this auditor’s report if, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The partner in charge of the audit resulting in this independent auditor’s report is Mr. Eli Barda.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 29, 2020	A Member of Ernst & Young Global

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of U.S. dollars)

	Note	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash	5	$5,947	$2,159
Trade receivables	6	1,103	1,108
Other assets	7	500	1,398
Electrical components inventory		169	135
Income taxes receivable		-	1,743
Current portion of embedded derivative	13	1,449	-
		9,168	6,543
Assets held for sale	8	-	7
TOTAL CURRENT ASSETS		9,168	6,550

NON-CURRENT ASSETS:
Property, plant and equipment	9, 14	35,793	37,774
Right-of-use assets	14	5,393	6,233
Long-term deposits and equipment prepayments	11	973	1,148
Intangible assets	10	377	675
Embedded derivative	13	-	476
TOTAL NON-CURRENT ASSETS		42,536	46,306

TOTAL ASSETS		$51,704	$52,856

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables and accrued liabilities	12	$2,696	$2,389
Current portion of long-term debt	13	17,171	874
Current portion of lease liabilities	14	3,626	746
Taxes payable	15	316	-
Warrant liability	13	4,668	-
TOTAL CURRENT LIABILITIES		28,477	4,009

NON-CURRENT LIABILITIES:
Long-term debt	13	174	14,849
Lease liabilities	14	7,397	5,717
Asset retirement provision	16	209	193
TOTAL NON-CURRENT LIABILITIES		7,780	20,759

TOTAL LIABILITIES		36,257	24,768

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital		32,004	30,475
Contributed surplus		5,588	3,469
Accumulated deficit		(22,145)	(5,856)
TOTAL EQUITY		15,447	28,088

TOTAL LIABILITIES & EQUITY		$51,704	$52,856

March 24, 2021	Nicolas Bonta	Emiliano Grodzi	Mauro Ferrara
Date of approval of the	Nicolas Bonta	Emiliano Grodzki	Mauro Ferrara
financial statements	Chairman of the Board of Directors	Chief Executive Officer	Interim Chief Financial Officer

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except earnings per share)

		For the years ended
	Note	December 31, 2020	December 31, 2019
Revenues	19a, 25b	$34,703	$32,421
Cost of sales	19b	31,830	20,982
Gross profit (loss)		2,873	11,439

General and administrative expenses	19c	8,250	9,984
(Gain) on disposition of cryptocurrencies		(88)	-
Impairment of property, plant and equipment		-	56
Operating income (loss)		(5,289)	1,399

Loss on disposition of property, plant and equipment		1,442	310
Net financial expenses	19d	9,386	1,573
Net loss before income taxes		(16,117)	(484)

Income tax expense (recovery)	15	172	(2,591)
Net income (loss) and total comprehensive income (loss)		$(16,289)	$2,107

Attributable to:
Equity holders of the Company		$(16,289)	$2,899
Non-controlling interests		-	(792)
		$(16,289)	$2,107
Net earnings (loss) per share (in U.S. dollars):

Basic net earnings (loss) per share	23	$(0.19)	$0.04
Diluted net earnings (loss) per share	23	$(0.19)	$0.04

Basic weighted average number of shares	23	84,915	67,044
Diluted weighted average number of shares	23	84,915	71,058

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars)

	Equity attributable to equity holders of the Company
			Obligation			Non-
	Share	Contributed	to issue	Accumulated		controlling	Total
	capital	surplus	shares	deficit	Total	interest	equity
Balance as of January 1, 2020	$30,475	$3,469	$-	$(5,856)	$28,088	$-	$28,088
Net loss and total comprehensive loss	-	-	-	(16,289)	(16,289)	-	(16,289)
Share-based payment (Note 24)	192	2,009	-	-	2,201	-	2,201
Issuance of common shares, warrants and modification of warrants (Notes 13 & 14)	131	-	-	-	131	-	131

Long-term debt conversion feature (Note 13)	-	110	-	-	110	-	110
Reclassification of warrants from equity to liability and share issuance in partial settlement of warrant liability	(791)	-	-	-	(791)	-	(791)
Exercise of warrants and stock options (Note 17)	1,997	-	-	-	1,997	-	1,997

Balance as of December 31, 2020	$32,004	$5,588	$-	$(22,145)	$15,447	$-	$15,447

Balance as of January 1, 2019	$19,812	$-	$4,386	$(8,755)	$15,443	$5,209	$20,652
Net income (loss) and total comprehensive income (loss)	-	-	-	2,899	2,899	(792)	2,107
Share-based payment	9	2,703	-	-	2,712	161	2,873
Exchange of share based payment from legal subsidiary to the Company	141	766	-	-	907	(907)	-
Exchange of exchangeable shares issued in the reverse acquisition	4,386	-	(4,386)	-	-	-	-
Reclassification of warrant liability to equity	3,160	-	-	-	3,160	-	3,160
Deferred tax liability related to warrant issuance	(837)	-	-	-	(837)	-	(837)
Exercise of warrants	100	-	-	-	100	-	100
Forgiveness of loan from company controlled by shareholders	33	-	-	-	33	-	33
Acquisition of NCI by issuance of shares	3,671	-	-	-	3,671	(3,671)	-
Balance as of December 31, 2019	$30,475	$3,469	$-	$(5,856)	$28,088	$-	$28,088

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

		For the years ended
	Note	December 31, 2020	December 31, 2019
Cash flows related to operating activities:
Net income (loss)		$(16,289)	$2,107
Adjustments for:
Depreciation and amortization		11,486	6,843
Net financial expenses		9,386	1,573
Share-based payment	24	2,201	2,873
Interest and financial expenses paid		(4,246)	(3,114)
Impairment loss on property and plant and equipment		-	56
Loss on disposal of property, plant and equipment		1,442	310
Deferred taxes, net		-	(837)
Income taxes paid		-	(765)
		20,269	6,939
Changes in non-cash working capital components	26	3,243	(3,026)
Net cash related to operating activities		7,223	6,020

Cash flows related to investing activities:
Purchase of property, plant and equipment and intangible assets		(4,453)	(23,651)
Proceeds from sale of property, plant and equipment		879	1,414
Advance payments for equipment		(31)	(127)
Net cash related to investing activities		(3,605)	(22,364)

Cash flows related to financing activities:
Issuance of warrants		-	4,936
Issuance of common shares and modification of warrants	13, 17	54	-
Exercise of stock options	17	1,597
Exercise of warrants	17	400	100
Proceeds from long-term debt, net		84	14,664
Repayment of lease liabilities		(1,462)	(664)
Repayment of long-term debt		(488)	(1,062)
Net cash related to financing activities		185	17,974

Exchange rate differences on currency translation		(15)	(23)

Net change in cash and cash equivalents		3,788	1,607
Cash at beginning of period		2,159	552
Cash at end of period		$5,947	$2,159

The accompanying notes are an integral part of the consolidated financial statements.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 1: REPORTING ENTITY AND BASIS OF PRESENTATION

a.	Bitfarms was incorporated under the Canada Business Corporation Act on October 11, 2018. The consolidated financial statements of the corporation as at and for the years ended December 31, 2020 and 2019 comprise the accounts of Bitfarms Ltd. and its wholly owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The activities of the Company are divided into two reportable segments: the cryptocurrency mining segment (referred to as “Backbone”) and the electrical services segment (referred to as “Volta”), as described in Note 25 “Reportable segments”.

Bitfarms is primarily engaged in the cryptocurrency mining industry, a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations. In addition, adverse changes to the factors mentioned above may impact the carrying value of the Company’s property, plant and equipment resulting in impairment charges being recorded.

The common shares of the Company are listed under the trading symbol BITF of the TSX Venture Exchange and under the trading symbol BFARF on the U.S. OTC.

b.	In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 are expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility and delays in receiving future orders of mining hardware and electrical components for future expansion. The Backbone operating segment has been, and is expected to, continue operating throughout the pandemic.

Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. While the financial difficulties of customers have been considered in the expected credit loss model, there is a potential for increased bad debts resulting from the economic impact of COVID-19 on existing customers.

The Company has benefited from the Canada Emergency Wage Subsidy (“CEWS”) in the amount of approximately $670 and will continue to monitor its eligibility to claim the CEWS.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 1: REPORTING ENTITY AND BASIS OF PRESENTATION (Cont.)

c.	In these financial statements, the following terms shall have the following definitions:

1.	Backbone	Backbone Hosting Solutions Inc.
2.	Volta	9159-9290 Quebec Inc.
3.	BTC	Bitcoin
4.	BCH	Bitcoin Cash
5.	LTC	Litecoin
6.	BVVE	Blockchain Verification and Validation Equipment

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated, except for the change in accounting policies described in Note 3.

a.	Basis of presentation of the financial statements:

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (IFRS).

The consolidated financial statements have been prepared on a cost basis, except for derivative financial instruments and assets held for sale that have been measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

The Company has elected to present the profit or loss items using the function of expense method.

b.	The operating cycle:

The Group’s activities have one operating cycle, which is one year. Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the Group’s operating cycle. The operating cycle of Backbone is to mine cryptocurrency and then convert to fiat currency after mining using institutional exchanges.

c.	Consolidated financial statements:

These financial statements consolidate the Company's subsidiaries from the date of acquisition until the date that control is lost. The subsidiaries are controlled by the Company, where control is achieved when the company is exposed to or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee's returns.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity of the subsidiaries that cannot be attributed, directly or indirectly, to the parent company. The non-controlling interests are presented separately in the Company's equity.

Profit or loss and any component of other comprehensive income are allocated to the Company and to non- controlling interests. Losses are attributed to non-controlling interests even if the balance of non-controlling interests in the consolidated statement of financial position is negative.

d.	Functional currency, presentation currency and transactions in foreign currency:

1.	Functional currency and presentation currency:

The financial statements are presented in U.S. Dollars, which is the parent company and Backbone’s functional currency. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions.

The Company determines the functional currency of each company in the Group. Volta has a Canadian functional currency, and as such assets and, including fair value adjustments upon acquisition, are translated using the exchange rate in effect at each reporting date. Revenues and expenses are translated using the average exchange rates in effect for all periods presented. The resulting translation differences are included in other comprehensive income. The loss on foreign currency translation of Volta was immaterial for the years ended December 31, 2020 and December 31, 2019.

2.	Transactions, assets and liabilities in foreign currency:

Transactions in foreign currency are initially recorded at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currency are subsequently translated into the functional currency at the exchange rate in effect at each reporting date. Exchange rate differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are included in profit or loss. Non-monetary assets and liabilities in foreign currency stated at cost are translated at the exchange rate in effect at the transaction date. Non-monetary assets and liabilities in foreign currency carried at fair value are translated at the exchange rate at the date on which the fair value was determined.

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BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Cash equivalents:

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date. Bank deposits whose original terms to maturity are greater than three months are included in cash and cash equivalents if they can be withdrawn immediately without penalty. The Company did not hold any cash equivalents as at December 31, 2020 or 2019.

f.	Revenue recognition:

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

1.	Revenues from cryptocurrency mining:

The Company, through Backbone, operates server farms supporting the verification and validation of blockchain transactions. The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form cryptocurrency. Revenue is recognized upon receipt of cryptocurrency in exchange for its mining activities at the fair market value of the cryptocurrency received, see Note 3 for further information on the Company’s change in revenue recognition policy relating to cryptocurrency mining.

2.	Revenues from hosting cryptocurrency mining equipment:

The Company has also entered into hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time.

3.	Revenues from electrical services:

The Group, through Volta, sells electrical components and provides electrician installation for those components, as well as repair and maintenance services. Revenues from providing services are recognized according to the stage of completion of the transaction as at the balance sheet date. The stage of completion is estimated based on the costs incurred for the transaction compared to the estimated cost of completion for the project. According to this method, revenues are recognized in the reporting period in which the services are provided. In the event that the outcome of the contract cannot be measured reliably, the revenues are recognized to the extent of the recoverable expenses incurred.

Any amounts received in advance for future services to be provided are recorded as deferred revenues (contract liability), grouped with trade payables and accrued liabilities, and recognized as revenue in profit or loss when the services are rendered.

17

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Income tax

The income tax expense for the year comprises current and deferred taxes. These taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or loss or directly in shareholders' equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with tax liabilities in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future.

h.	Leases:

The accounting policy for leases applied is as follows:

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

18

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Group as a lessee:

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

1.	Right-of-use assets:

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Asset Class	Depreciation Method	Depreciation Period
Farming facilities	Straight line	4-10 years
Vehicles and other	Straight line	3-5 years
BVVE and Electrical components	Sum of years	5 years

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset and is classified with property plant and equipment. Refer to the accounting policies in section 1, property plant and equipment.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section (n) Impairment of non-financial assets.

2.	Lease liabilities:

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in- substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

19

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

3.	Short-term leases and leases of low-value assets:

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low- value assets are recognized as expense on a straight-line basis over the lease term.

i.	Non-current assets held for sale:

Non-currents assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to sell, there must be a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. From the date of such initial classification, these assets are no longer depreciated and are presented separately as current assets at the lower of their carrying amount and fair value less costs to sell. Other comprehensive income (loss) in respect to a non-current asset or a group of non-current assets that is classified as held for sale is presented separately in equity.

When an entity no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

j.	Property, plant and equipment:

Property, plant and equipment are carried at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment. The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

20

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property, plant and equipment are depreciated as follows:

Blockchain validation and verification equipment ("BVVE")	-	Sum of years, declining over 5 years
Mineral assets *	-	Units of production method
Electrical equipment	-	Sum of years, declining over 5 years
Leasehold improvements	-	See below
Buildings	-	Declining balance, 4%
Vehicles	-	Declining balance, 30%

*	Since the acquisition of mineral assets in 2018, there has been no production.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

The sum of years depreciation method is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20%	13.33%	6.67%

k.	Intangible assets:

Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in business combinations are measured at their fair value as at the acquisition date.

Intangible assets with a finite useful life are amortized over their useful lives using the sum of years method and are reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end. Intangible assets consist of acquired software used in the Company's cryptocurrency mining operations and customer lists acquired in a business combination.

Software:

The Group's assets include computer systems, comprised of hardware and software. Certain hardware comes pre-installed with firmware. Without this firmware, the hardware could not function and therefore both the hardware and firmware are classified within property plant and equipment. In contrast, stand-alone software that adds functionality to the hardware is classified as an intangible asset.

21

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The sum of years depreciation method for computer software is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20%	13.33%	6.67%

The sum of years depreciation method for customer lists is calculated as follows:

	Year 1	Year 2	Year 3
Rate	3/6	2/6	1/6
Percentage	50%	33.33%	16.67%

l.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash- generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

m.	Financial instruments:

1.	Financial assets:

Initial recognition and measurement:

Financial assets are initially measured at fair value plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss in respect of which transaction costs are charged to profit or loss.

22

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Subsequent measurement:

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost includes trade receivables and certain items included in other assets. Net changes in financial assets measured at fair value are recognized in the statement of profit or loss.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. This category includes the embedded derivative arising from the repayment terms of the Dominion loan described in Note 13. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Impairment:

The Group recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

23

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Financial liabilities:

Initial recognition and measurement:

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade payable and accrued liabilities and long-term debt.

Subsequent measurement:

Financial liabilities are either measured at fair value through profit or loss or at amortized cost. Financial liabilities at fair value through profit or loss included a warrant liability, subject to the amendment of the warrant terms as described in Note 13. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss. This category generally applies to interest-bearing loans and borrowings.

3.	Derecognition of financial assets:

Financial assets are derecognized when the contractual rights to receive the cash flows from the financial asset expire, or when the Company transfers the contractual rights to receive the cash flows from the financial asset or assumes an obligation to pay the cash flows received in full to a third party without significant delay.

4.	Derecognition of financial liabilities:

Financial liabilities are derecognized when and only when they are extinguished - that is, when the obligation defined in the contract is fulfilled, cancelled or expires. A financial liability is fulfilled when the debtor repays the liability by paying cash, other financial assets, goods or services, or is otherwise legally released from the liability.

n.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset's or the liability's principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

24

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair value measurement of non-financial assets takes into account the ability of a market participant to derive economic benefits from the asset through its best use, or by selling it to another market participant capable of using the asset to its best use.

Assets and liabilities measured at fair value, or whose fair value is disclosed are classified into categories within the fair value hierarchy, based on the lowest level input that is significant to the overall fair value measurement:

Level 1	-	Unadjusted quoted prices in an active market of identical assets and liabilities
Level 2	-	Non-quoted prices included in Level 1 that are either directly or indirectly observable
Level 3	-	Data that is not based on observable market information, such as valuation techniques without the use of observable market data

o.	Government assistance

Government assistance is recognized where there is reasonable assurance that the assistance will be received, and all attached conditions will be complied with. Government assistance is intended to compensate an expense item which is recognized in net income (loss) on a systematic basis over the periods that the related costs are expensed. During the year ended December 31, 2020, the Company recorded $670 of government subsidies (CEWS), recognized in cost of sales and general and administrative expenses (nil during the comparable periods in 2019). There are no unfulfilled conditions or contingencies attached to this assistance. The Company adopted this accounting policy during the year.

p.	Provisions:

Under IAS 37, provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the Company expects that part or all of the expense will be refunded, such as an insurance claim, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

Asset retirement provisions:

These provisions relate to Backbone's legal obligation, in relation to its leased properties, to restore the properties to their original condition at the end of the lease period. The provisions are calculated at the present value of the expected costs to settle the obligations using estimated future cash flows discounted at a rate that reflects the risks specific to the obligations. Changes in the estimated future costs, or in the discount rate applied, are recorded as an adjustment of the cost of the related asset.

25

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Lawsuits:

A provision for legal claims against the Group is recorded when the Group has a present legal or constructive obligation as a result of past events, that is more likely than not to be settled with an outflow of economic resources that can be measured reliably.

q.	Share-based transactions:

Certain employees of the Company are entitled to benefits by way of share-based payment settled with equity instruments.

Transactions settled with equity instruments:

The cost of employee services paid in equity instruments is measured at the fair value of the equity instruments as at the grant date. The fair value is determined using a generally accepted option pricing model. Equity settled transactions with other services providers is measured at the fair value of the goods or services received in return for the equity instruments. The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in contributed surplus during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and management's best estimate of the number of equity instruments that will ultimately vest.

Expenses related to grants that do not vest are not recognized, except for grants whose vesting is contingent on market conditions that are treated as vested regardless of these conditions, assuming all other vesting conditions (service and/or performance) were met.

When the Company modifies the terms of equity-settled transactions, an additional expense is recognized, calculated as the increase in the fair value of the compensation granted in excess of the original expense, on the date of the modification. Cancellation of equity settlement that has not vested is treated as if it had vested on the date of cancellation, with the unrecognized expense recognized immediately. However, if the cancellation is subsequently replaced by a new agreement and is designated as an alternative settlement, then it is treated as a modification of the original agreement as described above.

r.	Earnings per share:

Earnings per share is calculated by dividing the net income attributable to the Company's shareholders by the weighted average number of common shares outstanding during the period.

26

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Potential common shares are included in the calculation of diluted earnings per share if their effect dilutes earnings per share from continuing operations. Potential common shares that were converted during the period are included in diluted earnings per share only up to the conversion date, and from that date are included in basic earnings per share.

s.	Share capital:

Share capital represents the amount received on the issuance of shares, less issuance costs (net of tax).

t.	Employee benefits:

The cost of short-term employee benefits is recognized in the period in which the services are rendered.

u.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received before issue expenses to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

NOTE 3: CHANGE IN ACCOUNTING POLICY

Revenue recognition

The Company, through Backbone, operates server farms supporting the verification and validation of blockchain transactions in exchange for cryptocurrency, referred to as “cryptocurrency mining”. The Company changed its accounting policy with respect to revenue recognition from cryptocurrency mining and subsequent measurement of cryptocurrency on hand. Prior to this change, the Company accounted for cryptocurrency as inventory until it was sold in exchange for fiat currency. Inventories of cryptocurrency were measured at the lower of cost to produce and net realizable value. The cost of cryptocurrency inventory was comprised of the costs incurred with respect to the validation and verification of blockchain transactions, consisting mainly of electricity and depreciation. Net realizable value was measured as the estimated selling price in the ordinary course of business less estimated selling costs. Revenue was recognized when the cryptocurrency was converted into fiat currency or when the cryptocurrency was transferred to another party in settlement of a debt to this party. The Company now recognizes revenue upon receipt of cryptocurrency in exchange for its mining activities at the fair market value of the cryptocurrency received, as described below.

27

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 3: CHANGE IN ACCOUNTING POLICY (Cont.)

IFRS 15 provides a five step model for identifying revenue from contracts with customers, as follows:

1.	Identify the contract with the customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when the Company satisfies a performance obligation

The Company has entered into contracts with mining pools and has undertaken the performance obligation of providing computing power to the mining pool in exchange for non-cash consideration in the form cryptocurrency. The Company measures the non-cash consideration received at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management considers the prices quoted on Coinmarketcap to be a level 2 input under IFRS 13 Fair Value Measurement. Any difference between the fair value of cryptocurrency recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of cryptocurrency.

Cryptocurrency on hand at the end of a reporting period, if any, is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income and under accumulated other comprehensive income in equity. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of cryptocurrency previously recognized in profit or loss. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by price quoted on Coinmarketcap as at the reporting date.

The Company has continued to classify cryptocurrency on hand at the end of a period as a current asset as management has determined that cryptocurrency markets have sufficient liquidity to allow conversion within the Company’s normal operating cycle.

28

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 3: CHANGE IN ACCOUNTING POLICY (Cont.)

The Company believes that the revised policy and presentation provide more relevant financial information to the users of the financial statements. The accounting policy change has been applied retrospectively, but the Company’s management has determined that the impact of the accounting policy change in previous periods is not material. The cumulative effect of retrospective application of the accounting policy change on retained earnings as at January 1, 2020 was nil as the Company did not have any cryptocurrency on hand as at December 31, 2019. Furthermore, the Company’s management believes that the disclosures made in previous periods relating to the quantity and fair value of cryptocurrencies mined during the periods, the cost and fair market value of cryptocurrencies on hand at the end of the periods and the proceeds received from disposal of cryptocurrencies during the periods is sufficient to allow users of the financial statements to understand the Company’s financial results. The accounting standards in the cryptocurrency mining industry are still evolving and the Company’s management believes that this accounting policy change is better aligned with current industry practices. Additionally, the Company may be required to re-evaluate their accounting policy with respect to revenue recognition and subsequent remeasurement of cryptocurrency on hand in the event of the issuance of new accounting guidance or a change in the Company’s business practice of regularly disposing of cryptocurrencies.

The Company did not have any cryptocurrency on hand as at December 31, 2020 or December 31, 2019.

NOTE 4: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to undertake several judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on management's best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

29

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 4: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Cont.)

a.	Judgements

Revenue recognition:

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for accounting for the revenue recognition from cryptocurrency mining as well as subsequent measurement of cryptocurrency held. Management has determined that revenues should be recognized as the fair value of cryptocurrencies received in exchange for mining services on the date that cryptocurrencies are received and subsequently measured as an intangible asset. Management has exercised significant judgement in determining the appropriate accounting treatment. In the event authoritative guidance is issued by the IASB, the Company may be required to change its accounting policies, which could have a material effect on the Company's financial statements.

Significant judgement in determining the lease term of contracts with renewal options:

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases to lease the assets for additional terms of three to ten years. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). The Group included the renewal period as part of the lease term for leases of most farming facilities due to the significance of these assets to its operations. The Group has not included renewal periods for farming facilities beginning after 2029.

b.	Estimates and assumptions

Property, plant and equipment and intangible assets:

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes, based on additional available information, are accounted for prospectively as a change in accounting estimate.

Impairment of property, plant and equipment and intangibles:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The Company reviews the need for recording impairment of mineral assets, as detailed in Note 9c, for which purpose it engaged an independent external appraiser to assist in determining the value of the assets. The fair value was determined through use of the market approach, which includes analyzing similar and comparable mineral properties and making adjustments for differences between those properties, and the subject, among certain identifiable parameters.

30

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 4: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Cont.)

Long-term debt:

The Company entered into a secured debt financing facility with Dominion Capital LLC consisting of four equal loan tranches. Upon the drawdown of each loan tranche, management exercised significant judgement in determining the effective interest rates and the fair market value of the warrants issued in connection with each tranche. Management also exercised significant judgement in determining the fair market value of the embedded derivative. The key assumptions and methodologies used by management are described in Note 13.

NOTE 5: CASH

	December 31,	December 31,
	2020	2019
Cash in USD	$3,277	$1,131
Cash in CAD	2,670	1,018
Cash in ILS (Israel new shekel)	-	10
	$5,947	$2,159

NOTE 6: TRADE RECEIVABLES

A receivable represents the Group’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). As of December 31, 2020, most trade receivables are derived from the sale of electrical components and services to external customers by the Group’s wholly owned subsidiary, Volta Électrique. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

a.	Movement in allowance for doubtful accounts:

	December 31,	December 31,
	2020	2019
Balance as of January 1	$40	$-
Provision for the period	-	76
Derecognition of bad debts	-	(36)
Balance as of end of the period	$40	$40

31

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 6: TRADE RECEIVABLES (Cont.)

b.	Following is information about the credit risk exposure of the Company's trade receivables as of December 31, 2020

	Trade receivables aging
	Not Past	30- 60	61- 90		Allowance
	due	days	days	>91 days	for ECL	Total
Carrying amount	$548	$209	$87	$299	$(40)	$1,103

NOTE 7: OTHER ASSETS

	December 31,	December 31,
	2020	2019
Sales taxes receivable	$297	$398
Prepaid expenses	203	558
Electricity credit and government grants receivable	-	442
	$500	$1,398

NOTE 8: ASSETS HELD FOR SALE

On May 24, 2019, the Company’s management decided to sell 2,500 Antminer L3+ and committed to carry out a plan for the sale of the equipment. In 2019, the Company had located a purchaser and received non-refundable deposits totaling approximately $332 and made the mining hardware available to the purchaser. The purchaser has not collected the mining hardware, which is no longer in use by the Company. The Company had deferred recognizing a gain on the disposition of the assets, as it was not reasonably certain that the transaction would be completed. The proceeds received from the purchaser were accounted for as a liability included in trade payable and accrued liabilities as at December 31, 2019. During 2020, the Company’s management determined that the Company has completed the performance obligations necessary in order to recognize the gain on the sale. Accordingly, an amount of $332 was recorded as a gain on disposal of property, plant and equipment during that period. Assets held for sale of $7 as at December 31, 2019, excluding the Antminer L3+ described above, were sold in January 2020, for approximately their carrying amount.

32

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

a.	As of December 31, 2020, and 2019, property, plant and equipment consisted of:

	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost:
Balance as of January 1, 2020	$54,127	$9,000	$2,721	$2,415	$381	$68,644
Additions during the period	9,548	-	542	306	80	10,476
Dispositions during the period	(10,999)	-	-	(14)	(13)	(11,026)
Balance as of December 31, 2020	52,676	9,000	3,263	2,707	448	68,094
Balance as of January 1, 2019	35,439	9,000	2,033	2,140	333	48,945
Additions during the period	21,967	-	688	275	73	23,003
Dispositions during the period	(3,193)	-	-	-	(25)	(3,218)
Transfer to assets held for sale	(86)	-	-	-	-	(86)
Balance as of December 31, 2019	54,127	9,000	2,721	2,415	381	68,644
Accumulated Depreciation:
Balance as of January 1, 2020	28,976	-	101	1,641	152	30,870
Depreciation	9,762		84	234	68	10,148
Dispositions during the period	(8,696)		-	(14)	(7)	(8,717)
Balance as of December 31, 2020	30,042	-	185	1,861	213	32,301
Balance as of January 1, 2019	26,424	-	38	1,530	91	28,083
Depreciation	5,318	-	63	111	71	5,563
Dispositions during the period	(2,753)	-	-	-	(10)	(2,763)
Transfer to assets held for sale	(13)	-	-	-	-	(13)
Balance as of December 31, 2019	28,976	-	101	1,641	152	30,870
Net book value as of
December 31, 2020	$22,634	$9,000	$3,078	$846	$235	$35,793
December 31, 2019	$25,151	$9,000	$2,620	$774	$229	$37,774

b.	Further details of the quantity of BVVE held by the Company are as follows:

	Bitmain Antminer S9 (BTC)	Other Bitmain Antminers (BTC) *	Bitmain Antminer L3+ (LTC)	Innosilicon T3 & T2T (BTC/BCH) **	Canaan Avalon A10 (BTC)	MicroBT Whatsminer (BTC) ***
Quantity as of January 1, 2020	15,159	2,071	400	6,543	2,490	2,470
Additions during the period	2,000	3	-	-	-	5,924
Dispositions during the period	(7,662)	(327)	(400)	(97)	(1,466)	-
Quantity as of December 31, 2020	9,497	1,747	-	6,446	1,024	8,394

Balance as of January 1, 2019	16,688	-	500	-	-	-
Additions during the period	-	2,071	2,400	6,543	2,490	2,470
Dispositions during the period	(1,529)	-	(2,500)	-	-	-
Balance as of December 31, 2019	15,159	2,071	400	6,543	2,490	2,470

*	Includes 1,332 Antminer T15, 16 Antminer S17 and 399 Antminer S15.
**	Includes 5,082 T3 and 1,364 T2T
***	Includes 4,338 M20S and 4,056 M31S

33

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 9: PROPERTY, PLANT AND EQUIPMENT (Cont.)

Included in the BVVE and electrical equipment listed above are right-of-use assets consisting of 4,000 Whatsminer M31S+ with a cost of $5,878 and a net book value of approximately $5,645 as described in Note 14.

c.	In connection with the reverse acquisition of Bitfarms Ltd (Israel), the Company engaged an independent appraiser to determine the fair value as at the acquisition date, April 12, 2018 of Suni, an iron ore deposit located in Canada, held by the acquiree. The appraiser's valuation report was based on the comparison method and the analysis of similar assets. Following certain adjustments resulting from changes in the price of iron ore, among other variables, Suni's value at April 12, 2018 was estimated at $9,000. The independent appraiser was engaged also to determine Suni’s fair value as at December 31, 2020 and 2019. Using the same valuation techniques, the appraiser determined that the value of Suni was not below $9,000 and that there was no impairment to Suni’s value. The fair value measurement is categorized as level 2 in the fair value hierarchy. The Company also holds interests in three additional mineral properties, Hidden Lake gold mine, Victorine Gold mine and Pembroke silver mine. It is management's view that these three mines are unlikely to be of significant value and as a result they were not reflected in the purchase price allocation of the reverse acquisition. The above-mentioned mineral assets, including Suni, were inactive during the reporting periods and as of the date of approval of the consolidated financial statements.

NOTE 10: INTANGIBLE ASSETS

	Systems software	Customer lists	Total
Cost:
Balance as of January 1, 2020	$5,088	$50	$5,138
Additions	62	-	62
Balance as of December 31, 2020	5,150	50	5,200
Balance as of January 1, 2019	5,000	50	5,050
Additions	88	-	88
Balance as of December 31, 2019	5,088	50	5,138
Accumlated amortization and impairment :
Balance as of January 1, 2020	4,422	41	4,463
Amortization	351	9	360
Balance as of December 31, 2020	4,773	50	4,823
Balance as of January 1, 2019	4,012	25	4,037
Amortization	410	16	426
Balance as of December 31, 2019	4,422	41	4,463
Net book value as of
December 31, 2020	$377	$-	$377
December 31, 2019	$666	$9	$675

34

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 11: LONG-TERM DEPOSITS AND ADVANCE PAYMENTS ON EQUIPMENT

	December 31,	December 31,
	2020	2019
Security deposits for energy, insurance and rent	$942	$1,021
Advance payments on equipment	31	127
	$973	$1,148

NOTE 12: TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2020	2019
Trade payables and accrued liabilities	$2,059	$2,272
Government remittances	637	102
Trade payable to companies controlled by directors	-	15
	$2,696	$2,389

NOTE 13 LONG-TERM DEBT

	December 31,	December 31,
	2020	2019
Dominion Capital loan	$17,092	$15,084
Backbone vendor financing	-	394
Volta note payable and vendor financing	253	245
Total long-term debt	17,345	15,723
Less current maturities of long-term debt	(17,171)	(874)
Non-current maturities of long-term debt	$174	$14,849

a.	Dominion Capital loan

On March 15, 2019, the Group entered into a secured debt financing facility for up to $20,000 with Dominion Capital LLC (the Lender). As described in Note 27, the financing facility was repaid in full and all warrants issued to Dominion Capital LLC were exercised subsequent to December 31, 2020. The debt facility was structured into four separate loan tranches of $5,000 per tranche. Each loan tranche bore interest at 10% per annum and the term of each loan tranche was 24 months with a balloon payment for any remaining outstanding balance at the end of the term. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Backbone during the month was required in repayment of the total loan tranches drawn. The monthly payments were applied to interest and the balance to principal, and in the event that the amount of the cryptocurrency mined was less than the amount of interest owing, such additional amounts were remitted such that the interest was payable in full on a current basis.

35

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 13: LONG-TERM DEBT (Cont.)

The loan contained a "make-whole" clause which stipulated that the 10% interest rate was calculated on the initial principal balance of the loan tranche and did not decrease as the principal balance was repaid. The 10% interest rate was calculated over the 24-month term of each loan tranche regardless of whether the loan tranche was repaid prior to its maturity. Any unpaid interest at the time of the loan tranche's early repayment was included in the balloon payment. In September 2020, the Company entered into an agreement with Dominion Capital to amend the maturity date of tranche #2 from April 2021 to November 2021. The 10% make-whole clause described below remained in effect for the 6 month extension of the second loan tranche. In addition, a conversion feature was added to tranche #3, maturing in June 2021, providing Dominion Capital with the option to convert all or a portion of the loan tranche into shares at a price of $0.59 USD per share. The conversion feature was exercisable by Dominion Capital at any time until the loan’s maturity date in June 2021. The conversion feature was valued at $110 and was recorded as a reduction in long-term debt and an increase in equity.

The loan tranches were fully secured by the assets of the Group on a first-priority basis. Pursuant to the terms with the Lender, the Company was required to comply with certain covenants as long as any amount was outstanding. The significant covenants were to maintain a bank balance of $1,000 at all times. The Company was also required to respect restrictions on issuing additional debt or selling property, plant and equipment without re-investing the proceeds into new purchases of property, plant and equipment. As of December 31, 2020, the Company was in compliance with all loan covenants.

Bitfarms Ltd. also issued 1,666,667 Lender warrants, which vested upon issuance, to acquire 1,666,667 shares of Bitfarms Ltd. for each loan tranche drawn with an exercise price of $0.40 USD per share and an expiration date of five years. As a result, an aggregate of 6,666,668 Lender warrants to acquire 6,666,668 shares were issued, of which 1,250,000 were exercised as of December 31, 2020. The remaining 5,416,668 warrants were exercised subsequent to December 31, 2020 as described in Note 27, resulting in the warrant liability being settled through an equity issuance.

In exchange for the amendments described above, the Company agreed to issue 1,000,000 common shares to Dominion Capital. In addition, the expiry date of the 1,666,667 warrants issued in connection with the drawdown of Tranche #2 was modified from April 2024 to November 2021. The exercise price of the 1,666,667 warrants issued in connection with tranche #3 was modified from $0.40 USD per warrant to $0.304 USD per warrant. The modifications to the warrants issued in connection with Tranche #2 and Tranche #3 also included the authorization of a cashless exercise feature, which resulted in these warrants being reclassified as a warrant liability, as described below. The modifications described above did not sufficiently alter the future cash flows related to the loan to meet the criteria for an extinguishment. The Black Scholes model was used in determining the values of the warrants. The net charge to finance expense as a result of the issuance of common shares and warrant modifications was $54. The overall modifications to the contractual cash flows resulted in a modification loss of $12.

36

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 13: LONG-TERM DEBT (Cont.)

The loan features resulted in a loan liability measured at amortized cost, a warrant component recorded as equity, a warrant component recorded as a liability measured at fair value through profit or loss, described below under Warrant issuance, and an embedded derivative measured at fair value through profit or loss.

Loan liability

The loan liability was initially measured as the residual amount of the proceeds received, net of transaction costs and the fair value of the warrant issuance. The loan was then measured at amortized cost using the effective interest method. Management used significant judgement and estimates when determining the effective interest rate. Payment amounts were determined as 10% of the cryptocurrency mined by Backbone. In order to calculate the effective interest rate, management estimated Backbone's future cryptocurrency mining revenues in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16%, 37.10 % and 38.02% for the first, second, third and fourth tranches, respectively. The carrying amount of the loan liability approximates its fair value. Included in financial expenses for the year ended December 31, 2020 is $5,315 (December 31, 2019 - $2,817) of interest expense related to the loan.

Warrant issuance

As of December 31, 2019, the warrants issued in connection with the Dominion Capital loan were classified as equity. The authorization of the cashless exercise feature in 2020, described above, resulted in the modified warrants from Tranche #2 and Tranche #3 being reclassified from equity to warrant liability. There was no change to the classification or measurement of the warrants in Tranche #1 and Tranche #4. As a result of this cashless exercise feature, the warrants may not have resulted in a fixed number of shares being issued for a fixed price. The possibility of variation in quantity of shares issued resulted in the warrants being classified as a liability that was measured at fair value through profit or loss. The remeasurement resulted in a non-cash loss of $3,876 for the year ended December 31, 2020 (December 31, 2019 – gain of $1,776), included in net financial expenses (income). The following table lists the inputs to the Black Scholes model used for the fair value measurement of the Tranche #2 and Tranche #3 warrants reclassified from equity to a warrant liability as of the balance sheet date. The fair value measurement of the warrants is based upon level 2 inputs:

	Tranche 2	Tranche 3
Dividend yield (%)	-	-
Expected share price volatility (%)	132%	132%
Risk-free interest rate (%)	0.95%	0.95%
Expected life of warrants (years)	0.92	0.5
Share price (U.S. Dollar)	1.96	1.96
Warrant value (U.S. Dollar)	1.61	1.67
Quantity of warrants	1,166,667	1,666,667
Total value	$1,884	$2,784

37

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 13: LONG-TERM DEBT (Cont.)

Embedded derivative

The value of the "make-whole" clause described above will vary based on management's projections of the timing of the loan repayment, which are based on Backbone's cryptocurrency mining revenues. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. Since this is a non-option derivative, the fair value upon initial recognition of the loan liability is nil.

As of December 31, 2020, management revised its projections of the timing of the loan repayment and discounted future payments to their present value using the effective interest rates determined upon inception of each loan tranche. The weighted average bitcoin price and network difficulty used in the projections in order to determine the fair value of the embedded derivative were $24.6 and 2.48X10^13, respectively. The fair value measurement is based upon level 3 inputs, as a result management has performed a sensitivity analysis using varying discount rates:

	Scenario 1	Scenario 2	Scenario 3
Discount rate	30.05%	33.05%	36.05%
Total value - asset (liability)	$230	$1,410	$2,632

As of December 31, 2020, management recognized an embedded derivative asset with a fair value of $1,449 (December 31, 2019 - $476) resulting in a change in unrealized gain of $973 included in net financial expenses (income) (December 31, 2019 - $476) for the year ended December 31, 2020.

b.	Volta vehicle loans

Volta signed several agreements to purchase vehicles, with an outstanding balance of $171 (CAD $219,000) as of December 31, 2020 (December 31, 2019 - $122). Eight notes payable, bearing interest between 0.99% and 8.2% repayable in monthly instalments totaling $3 (CAD $3,900) principal and interest, maturing between May 2023 and October 2025, secured by vehicles having a net carrying value of $178.

c.	Volta vendor financing

Volta received long-term vendor financing with an outstanding balance of $82 (CAD $104,000) as of December 31, 2020 (December 31, 2019 - $123), bearing interest at 5%, payable by monthly instalments of $4 (CAD $5,198) principal and interest, maturing September 2022.

38

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 14: LEASES

Set out below, are the carrying amounts of the Group's right-of-use assets and lease liabilities and the movements during the period:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities

As of January 1, 2020	$6,024	$157	$52	$6,233	$6,463

Additions and extensions to ROU assets	-	93	45	138	130
Additions to property, plant and equipment	-	-	-	-	5,878
Depreciation	(895)	(70)	(13)	(978)	-
Payments	-	-	-	-	(2,231)
Issurance of warrants	-	-	-	-	(77)
Interest	-	-	-	-	769
Foreign exchange gain on lease liabilities	-	-	-	-	91
As of December 31, 2020	$5,129	$180	$84	$5,393	$11,023
Less current maturities of lease liabilities					(3,626)
Non-current maturities of lease liabilities					$7,397

In 2020, the Company entered into three two-year lease agreements for mining hardware with a cost of approximately $5,878 which were delivered and installed in 2020. The leases contain bargain purchase options where the Company may purchase the leased equipment for $1.00 USD upon expiration of the lease agreement. The corresponding right-of-use assets are classified as property, plant and equipment under BVVE and electrical equipment as described in Note 9. The Company issued 336,250 warrants to the Lessor with a strike price of $0.40 USD and expiring in November 2023. The Group recognized rent expense from short-term leases of $291 for the year ended December 31, 2020.

NOTE 15: INCOME TAXES

a.	Deferred taxes:

Deferred taxes are computed at a tax rate of 26.5% (2019 - 26.6%), based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets. Backbone currently has federal and provincial loss carryforwards of $13,584 and $19,830, respectively which can be carried forward for a period of 20 years, expiring in 2040. Management has concluded that the loss carryforwards do not meet the recognition criteria to recognize a deferred tax asset under IFRS.

39

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 15: INCOME TAXES (Cont.)

b.	Taxes included in profit or loss:

	Year ended December 31,
	2020	2019
Current tax expense (benefit)
Current year	$310	$(1,768)
Prior year	(138)	(9)
Deferred tax expense (benefit)
Current year	-	(837)
Prior year	-	23
	$172	$(2,591)

In addition to the taxes on income included in profit or loss in 2019, $837 of deferred tax was charged directly to equity as it related to a temporary difference arising on items charged to equity.

c.	Effective tax rate:

Tax on the Group's loss before income taxes differs from the theoretical amount that would arise using the statutory tax rate applicable to earnings as follows:

	Year ended December 31,
	2020	2019
Income tax expense at statutory rate of 26.5% (2019-26.6%)	$(4,271)	$(129)

Increase (decrease) in taxes resulting from:
Foreign rate differential	-	9
Prior year	(1,113)	$(32)
Non-deductible expenses	2,320	636
Losses, other temporary differences for which deferred tax assets not recognized and other	3,236	-
Recognition of tax benefit due to loss carryback	-	$(2,779)
Foreign exchange on non-monetary assets	-	$(296)
	$172	$(2,591)

NOTE 16: ASSET RETIREMENT PROVISION

As of December 31, 2020, the Group estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $311, discounted to present value of $209 using a discount rate of 8% over the lease periods, which were estimated to range from two to seven years depending on the location.

40

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 17: SHARE CAPITAL

	Authorized	Issued and outstanding at
	December 31, 2020	December 31, 2020	December 31, 2019
	Number of shares
Common shares of no par value	Unlimited	88,939,359	83,620,630

During the year, Dominion Capital exercised a combined total of 1,000,000 warrants to acquire 1,000,000 common shares resulting in proceeds of $400 being paid to the Company.

During the year, employees and former employees exercised a combined total of 2,714,379 stock options to acquire 2,714,379 common shares resulting in proceeds of approximately $1,597 being paid to the Company. An additional 4,350 common shares were issued.

On March 11, 2020, the Company issued 500,000 common shares to the former CEO upon his resignation, see Note 24 for details.

On May 29, 2020, 100,000 common shares were issued to the COO/ CFO upon completion of the two year vesting period of 100,000 restricted stock units.

On September 18, 2020, the Company issued 1,000,000 common shares to Dominion Capital in connection with the loan modifications described in Note 13.

The Company issued additional common shares subsequent to year-end, see Note 27 for details.

NOTE 18: FINANCIAL INSTRUMENTS

a.	Financial assets at amortized cost:

	December 31,
	2020	2019
Trade receivables, net	1,103	1,108
	$1,103	$1,108

b.	Financial assets at fair value through profit or loss:

	December 31,
	2020	2019
Embedded derivative	1,449	476
	$1,449	$476

Note 13 a. includes a discussion of significant assumptions used in calculating the fair value of the embedded derivative.

41

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 18: FINANCIAL INSTRUMENTS (Cont.)

c.	Financial liabilities:

	December 31,
	2020	2019
Financial liabilities at amortized cost
Trade payables and accrued liabilities	$2,696	$2,389
Long-term debt	17,345	15,723
Lease liabilities	11,023	6,463
	$31,064	$24,575

The carrying amounts of trade receivables and trade payable and accrued liabilities presented in the tables above, are a reasonable approximation of their fair value. Long-term debt combined with the embedded derivative asset is a reasonable approximation of its fair value.

	December 31,
	2020	2019
Financial liability at fair value through profit or loss
Warrant liability	$4,668	$-
	$4,668	$-

d.	Risk management policy:

The Company is exposed to foreign currency risk, credit risk and liquidity risk. The Company's senior management monitors these risks.

e.	Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group's functional currency is the US Dollar as all of its revenues, most of its capital expenditures and most of its financing are transacted in US dollars. The Company is exposed to variability in the Canadian dollar to US dollar exchange rate when paying operating expenses incurred and payable in Canadian dollars. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. A 5% increase or decrease in the USD/CAD exchange rates may have an impact of an increase or decrease of $255 on retained earnings at December 31, 2020 (December 31, 2019 - $181).

42

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 18: FINANCIAL INSTRUMENTS (Cont.)

Amounts denominated in Canadian dollars included in the consolidated statements of financial position, presented in U.S. dollars in thousands, are as follows:

	December 31,
	2020	2019
Cash	$2,670	$1,018
Other receivables	500	1,182
Trade receivables, net	923	1,091
Income taxes receivable	-	1,743
Trade payables and accrued liabilities	(2,449)	(1,743)
Income taxes payable	(316)	(7)
Long-term debt	(253)	(245)
Lease liabilities	(5,957)	(6,463)
Asset retirement provision	(209)	(193)
	$(5,091)	$(3,617)

f.	Credit risk:

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. The risk regarding cash and cash equivalents is mitigated by holding the cash and cash equivalents through a Canadian chartered bank. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The allowance for doubtful accounts is based on management's assessment of a customer's credit quality as well as subjective factors and trends, including the aging of receivable balances.

g.	Liquidity risk:

Liquidity risk is a risk that the Group will not be able to pay its financial obligations when they are due. The Group's policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity in order to pay its projected financial liabilities. The contractual maturities of trade and other payables are less than three months. Long-term debt includes financial obligations with contractual maturities as follows, inclusive of interest as of December 31, 2020:

December 31,
2020
2021	$18,840
2022	87
2023 and thereafter	84
$19,011

43

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 18: FINANCIAL INSTRUMENTS (Cont.)

As described in Note 27, subsequent to December 31, 2020, $18,758 of obligations maturing in 2021 were repaid in full.

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of December 31, 2020:

December 31,
2020
2021	$4,733
2022	3,677
2023	1,133
2024	1,006
2025 and thereafter	3,202
$13,751

Movement in long-term debt for the years ending December 31, 2020 and 2019 is as follows:

	Year ended December 31,
	2020	2019
Balance as at January 1	15,723	1,718
Issuance of long-term debt	84	14,664
Payments	(3,673)	(3,546)
Interest on long-term debt	5,335	2,887
Addition of conversion feature and loan modification	(124)	-
	$17,345	$15,723

44

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 19: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

a.	Revenues:

Details of the cryptocurrency mined by the Backbone operating segment and their related fair values at the time of mining are as follows.

	December 31, 2020
	Bitcoin	Litecoin	Total $
Quantity	3,014	41	-
Fair value *	$31,122	$3	$31,125

	December 31, 2019
	Bitcoin	Litecoin	Total $
Quantity	3,865	7,561	-
Fair value *	$28,733	$653	$29,386

In addition, Backbone recognized hosting revenues of $941 during 2020 (2019 - $nil).

*	The Company based the fair value of the cryptocurrency mined at the time of mining on the prices quoted on www.coinmarketcap.com. The fair value measurement is categorized as level 2 in the fair value hierarchy.

b.	Cost of Sales:

	December 31,
	2020	2019
Energy and infrastructure	$18,299	$11,666
Depreciation and amortization	11,486	6,843
Purchases of electrical components	1,138	1,260
Electrician salaries and payroll taxes	907	1,174
Net change in inventory	-	39
	$31,830	$20,982

c.	General and administrative expenses:

	December 31,
	2020	2019
Salaries and payroll taxes	$4,864	$6,002
Professional services	1,962	2,374
Advertising and promotion	38	110
Insurance and other	822	857
Travel, motor vehicle and meals	211	350
Hosting and telecommunications	353	291
	$8,250	$9,984

45

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 19: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME (Cont.)

d.	Net financial expenses (income):

	December 31,
	2020	2019
Loss (gain) on revaluation of warrants	$3,876	$(1,776)
Interest on long-term debt	5,335	2,887
Loss (gain) on embedded derivative	(973)	(476)
Interest on lease liabilities	769	381
Loss (gain) on currency exchange	238	207
Other financial expenses	141	350
	$9,386	$1,573

NOTE 20: TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with related parties:

	December 31,	December 31,
	2020	2019
Trade payables and accrued liabilities:
Directors’ remuneration	$31	$-
Companies controlled by certain directors and consulting fees	-	15
	$31	$15
Lease liabilities:
Companies controlled by directors	$1,695	$2,000

Amounts due to related parties, are unsecured, non-interest bearing and payable on demand.

b.	Transactions with related parties:

During the year ended December 31, 2020:

1.	The Company made rent payments totaling approximately $440 for the year ended December 31, 2020 (year ended December 31, 2019- $528) to companies controlled by certain directors. For the years ended December 31, 2020 and 2019 the rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities.

46

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 20: TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	One of the companies in the Group entered into consulting agreements with two of the directors. The consulting fees charged by directors totaled approximately $379 for the year ended December 31, 2020 (year ended December 31, 2019 - $400).

The transactions described above were incurred in the normal course of operations. These transactions were included in consolidated statements of profit or loss and comprehensive income as follows:

	December 31,
	2020	2019
General and administrative expenses	$379	$588
Financial expenses	145	184
	$524	$772

c.	Compensation of key management and directors:

Key management includes the Group’s Chief Executive Officer, Executive Chairman, President, Chief Information Officer and Chief Financial Officer. The remuneration paid to directors and other members of key management personnel, to the extent that they are not included in the consulting agreements described in Note 20 b, are as follows:

	December 31,
	2020	2019
Short-term benefits	$1,326	$791
Share based payments	1,611	2,873
	$2,937	$3,664

NOTE 21: CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Group's capital management objectives are to ensure its ability to maximize the return of its shareholders. The Group's definition of capital includes all components of equity. Capital for the reporting period is summarized in Note 17 and in the consolidated statement of changes in equity. In order to meet its objectives, the Group monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risk characteristics of the underlying assets. These objectives will be achieved by maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations and ensuring sufficient liquidity to pursue organic growth. In order to maintain or adjust the capital structure, the Group may issue new common shares or funded debt. As at December 31, 2020, the Group required consent from Dominion Capital in order to issue common shares at a price lower than $0.40 USD.

47

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 22: SUBSIDIARIES

In 2011, the Bitfarms Ltd. (Israel) established AU Acquisition VI, LLC ("AU") which is incorporated in the State of Nevada, USA and is wholly owned and controlled by the Company. AU is registered as the legal owner of the mineral assets, Hidden Lake and Victorine. Also, in 2011, Bitfarms established Pembroke & Timberland, LLC ("Pembroke") in the State of Maine, USA which is also wholly owned and controlled by Bitfarms. Pembroke is registered as the legal owner of the Pembroke mineral asset as described in Note 9c.

Company name	Security type	No. of shares	Main place of business	Securities	Equity	Voting
AU	Ordinary shares	100	USA	100%	100%	100%
Pembroke	Ordinary shares	100	USA	100%	100%	100%
Volta	Ordinary shares	7,503	CDA	100%	100%	100%
Backbone	Ordinary shares	83,624,980	CDA	100%	100%	100%

Excluding the mineral assets with a carrying amount of $9,000, substantially all of the other assets, liabilities, revenues, expenses and cash flows in the consolidated financial statements are those of Backbone and of Volta.

NOTE 23: NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of net earnings (loss) per share:

	2020		2019
		Net loss		Net income
	Weighted average	attributable to the	Weighted average	attributable to the
	shares	shareholders of	shares	shareholders of
	outstanding	the Company	outstanding	the Company
	Number of shares		Number of shares
	(in thousands)		(in thousands)
Total shares for the calculation of basic earnings (loss) per share	84,915	-	67,044	-

The effect of dilutive potential ordinary shares	-	-	4,014	-
Total shares for the calculation of diluted earnings (loss) per share	84,915	-	71,058	-

Net income (loss) for the calculation of basic and diluted earnings (loss) per share	-	$(16,289)	-	$2,899

For 2020, potentially dilutive securities (options and warrants – see Notes 13, 14 and 24) have not been included in the calculation of diluted earnings (loss) per share because their effect is antidilutive. For the years ended 2020 and 2019, vested options or warrants whose exercise price exceeded the average share price during the period were not included in the calculation of diluted earnings per share (see note 24). The additional potentially dilutive securities that would have been included in the calculation for diluted earnings per share had their effect not been anti-dilutive, for the year ended December 31, 2020, would have been 6,575,514.

48

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 23: NET EARNINGS (LOSS) PER SHARE (Cont.)

	Year ended December 31
	2020	2019
Basic net earnings (loss) per share	(0.19)	0.04
Diluted net earnings (loss) per share	(0.19)	0.04

NOTE 24: SHARE BASED PAYMENT

The expense recognized in the financial statements for employee services received is as follows:

	December 31,
	2020	2019
Equity-settled share-based payment plans	$2,201	$2,873

The share-based payment transactions entered into between the Group and its employees during year ended December 31, 2020 are described below.

On March 11, 2020, Wes Fulford resigned as Chief Executive Officer (CEO) and Director of Bitfarms and its subsidiaries. In consideration for past services rendered, the former CEO’s stock compensation agreement was modified to immediately vest all unvested stock options, extend the expiration date of 3,000,000 options from 90 days subsequent to his resignation to July 31, 2022. Furthermore, the Company granted the former CEO 500,000 common shares and modified 500,000 options to expire as at June 2020. The stock option modifications and grant of 500,000 common shares resulted in the Company recording stock compensation expense of $624.

On August 31, 2020, John Rim resigned as Chief Financial Officer (CFO) of Bitfarms and its subsidiaries. The former CFO entered into a consulting agreement with the Company that allows the continued vesting of all unvested stock options with the removal of performance obligations. As a result, all unvested stock options were recorded as expense effective the former CFO’s resignation date. In addition, the former CFO voluntarily forfeited 1,000,000 stock options with an average strike price of $1.19 and the Company granted immediate vesting of 300,000 stock options that were originally scheduled to vest in June 2022. The stock option modifications resulted in the Company recording stock compensation expense of $526.

49

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 24: SHARE BASED PAYMENT (Cont.)

New stock option grants and the inputs used to value them during the year ended December 31, 2020 are included in the table below:

Grant date	June 28, 2020	August 31, 2020	September 21, 2020	December 22, 2020
Dividend yield (%)	-	-	-
Expected share price volatility (%)	125%	125%	125%	132%
Risk-free interest rate (%)	0.95%	0.95%	0.95%	0.95%
Expected life of stock options (years)	3	3	3	3
Share price (Canadian Dollar) *	0.36	0.43	0.35	1.76
Exercise price (Canadian Dollar)	0.36	0.43	0.35	1.76
Fair value of options (USD)	0.19	0.24	0.20	1.05
Vesting period (years)	2	2	2	1.4
Quantity of options granted *	2,600,000	1,200,000	400,000	1,024,600

Details of the outstanding stock options are as follows:

	2020		2019
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1	8,345,000	1.06	500,000	0.87
Granted	5,224,600	0.65	8,365,000	1.06
Exercised	(2,714,379)	0.75	-	-
Forefeited	(1,860,000)	1.10	(520,000)	0.99
Expired	(895,000)	0.96	-	-
Outstanding, December 31,	8,100,221	0.72	8,345,000	1.06
Exercisable, December 31,	4,717,551	1.16	4,220,583	0.99

The weighted average contractual life of the stock options in 2020 was 4 years (2019 – 4.5 years).

NOTE 25: REPORTABLE SEGMENTS

a.	General:

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of its business units and has reportable segments as follows:

Backbone	-	Backbone operates server farms that support the validation and verification of transactions on the blockchain, earning cryptocurrencies for providing these services.
Volta	-	Volta provides electrician services to both commercial and residential customers in Quebec.

50

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 25: REPORTABLE SEGMENTS (Cont.)

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly corporate expenses related to Bitfarms Ltd. (Israel) and financial expenses are managed on a group basis.

b.	Reportable segments:

	Year ended December 31, 2020
	Backbone	Volta	Total
Revenues	$32,066	$2,637	$34,703
Cost of sales	29,664	2,166	31,830
Gross profit	2,402	471	2,873
(Gain) on disposition of cryptocurrencies	(88)	-	(88)
General and administrative expenses	7,674	489	8,163
Loss on disposal of property, plant and equipment	1,440	2	1,442
Net financial expenses	9,377	9	9,386
Segment profit (loss)	$(16,001)	$(29)	$(16,030)
Unallocated corporate expenses			87
Loss before income taxes			$(16,117)

	Year ended December 31, 2019
	Backbone	Volta	Total
Revenues	$29,347	$3,074	$32,421
Cost of sales	18,479	2,503	20,982
Gross profit	10,868	571	11,439
General and administrative expenses	9,097	653	9,750
Impairment and loss (gain) on disposal of property, plant and equipment	375	(9)	366
Net financial expenses	1,566	7	1,573
Segment profit (loss)	$(170)	$(80)	$(250)
Unallocated corporate expenses			234
Loss before income taxes			$(484)

51

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 26: ADDITIONAL DETAILS TO THE STATEMENT OF CASH FLOW

	For the years ended
	December 31, 2020	December 31, 2019
Changes in working capital components:

Decrease (increase) in trade receivables, net	$5	$(2)
Decrease (increase) in other current assets	898	(1,068)
Increase in electrical components inventory	(34)	(5)
Decrease (increase) in long-term deposits	206	(142)
Increase (decrease) in trade payables and accrued liabilities	109	(16)
Decrease (increase) in taxes receivable/payable	2,059	(1,743)
Decrease in liabilities held for sale	-	(50)

	$3,243	$(3,026)

Significant non-cash transactions:

Forgiveness of loan from company controlled by shareholders	-	33
Addition of property plant and equipment/right-of-use assets and related lease liabilities	5,878	2,292
Purchase of property, plant and equipment financed by short-term credit	646	447
Acquisition of non-controlling interest by issuance of shares	-	24,938

NOTE 27: SUBSEQUENT EVENTS

Private placements

In January and February 2021, the Company completed three private placements for total gross proceeds of $80,000,000 CAD in exchange for 26,036,177 Common Shares and 26,036,177 warrants to purchase Common Shares:

Closing Date	January 7, 2021	January 14, 2021	February 10, 2021
Gross proceeds (CAD)	20,000,000	20,000,000	40,000,000
Common shares issued	8,888,889	5,586,593	11,560,695
Warrants issued*	8,888,889	5,586,593	11,560,695
Warrant strike price	2.75 CAD	3.10 USD	3.01 USD
Warrant life (years)	3	3.5	3.5
Commission paid	8%	8%	8%
Broker warrants issued*	711,111	446,927	924,586
Broker warrant strike price	2.81 CAD	3.53 USD	3.39 USD
Broker warrant life (years)	3	3.5	3.5

*	All warrants issued are for the purchase of one common share in the Company

52

BITFARMS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands of U.S. dollars, except for data relating to quantity of PPE, shares, warrants and cryptocurrency

NOTE 27: SUBSEQUENT EVENTS (Cont.)

As of the date of approval of the financial statements, the following warrants, issued in connection with the private placements described above, were exercised:

In February 2021, 8,888,889 warrants and 615,111 of the 711,111 broker warrants related to the private placement closed on January 7, 2021 were exercised resulting in the issuance of 9,504,000 common shares for proceeds of approximately $20,611 (26,172,000 CAD).

In March 2021, 5,027,933 warrants related to the private placement closed on January 14, 2021 were exercised resulting in the issuance of 5,027,933 common shares for proceeds of approximately $15,587. In addition, 800,000 of the 924,586 broker warrants issued in connection with the private placement on February 10, 2021 were exercised resulting in the issuance of 800,000 common shares for proceeds of $2,712.

In total, 15,331,933 warrants have been exercised resulting in the issuance of 15,331,933 common shares for total proceeds of $38,910.

Dominion Capital Loan and Warrants

In January 2021, Dominion Capital exercised their option to convert $5,000 of debt into 8,474,576 Common Shares. In January and February 2021, Dominion Capital exercised all of their remaining outstanding warrants resulting in the issuance of 5,251,223 common shares for proceeds of approximately $1,500. The warrant exercises described above include the cashless exercise of 1,666,667 warrants resulting in the issuance of 1,501,222 common shares.

In February 2021, the Company paid the outstanding balance of the Dominion Capital Loan and has satisfied all obligations relating to the loan. As such, the Company is no longer subject to the covenants or collateral obligations described in Note 13 a.

Agreement to Purchase Mining Hardware

In March 2021 the Company entered into agreements to purchase 48,000 new miners from MicroBT, the manufacturer of WhatsMiner miners, with variable pricing to be determined at future dates. The equipment is expected to be delivered starting in January 2022.

53